

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2016

Ian T. Blackley
Chief Financial Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, NY 10016

> **Re: International Seaways, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed July 15, 2016**
> **File No. 001-37836**

Dear Mr. Blackley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey D. Karpf, Esq.
       Cleary Gottlieb Steen & Hamilton LLP